As confidentially submitted to the Securities and Exchange Commission on December 10, 2013
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bank of Montreal
Initial Depositor
(Exact name of registrant as specified in charter)
Vaulted Gold Bullion Trust
yet-to-be formed
[Issuer with respect to the receipts]
Delaware	1040	[TBD]
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
100 King Street
1 First Canadian Place
Toronto, Ontario
Canada M5X 147
(416) 867-6785
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)
Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P. O. Box 755
Chicago, Illinois  60690
(312) 461-7745

Copies to:
Anna T. Pinedo, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8179
Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per receipt(1)	Proposed maximum aggregate offering price (1)	Amount of registration fee(2)
Gold Deposit Receipts	1,000,000 receipts	$	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.
(2)	This Registration Statement also registers, where required, an indeterminate amount of securities to be sold by BMO Capital Markets Corp. in market-making transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated __, 2014
[•] Gold Deposit Receipts
Vaulted Gold Bullion Trust

The Vaulted Gold Bullion Trust (the “Trust”) will issue Depositary Receipts called Gold Deposit Receipts (also referred to as the “Receipts”) representing your undivided beneficial ownership in a fixed quantity of unencumbered, allocated, physical gold bullion (“Gold Bullion”).  The Gold Bullion will be held for the benefit of holders of Gold Deposit Receipts in an account operated by Bank of Montreal at the Royal Canadian Mint (the “Mint”).  The Bank of New York Mellon will be the trustee of the Trust.  The Gold Deposit Receipts are separate from the Gold Bullion.  The Trust will issue additional Gold Deposit Receipts on a continuous basis.

Investing in Gold Deposit Receipts involves significant risks.  See “Risk Factors” starting on page ___.  An investment in the Gold Deposit Receipts represents an investment in gold, which may not be appropriate for all investors.

The public offering price for one Gold Deposit Receipt will equal the spot price in the U.S. dollar intrabank market for gold for one troy ounce of Gold Bullion as determined by Bank of Montreal, in its sole discretion, acting as calculation agent, plus up to a 2.0% sales fee.

The Trust is not an investment company registered under the Investment Company Act of 1940.  The Trust is not a commodity pool for purposes of the Commodity Exchange Act, and the initial depositor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool, or a commodity trading advisor.

The Trust is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

Gold Deposit Receipts are neither interests in, nor obligations of, the initial depositor, Bank of Montreal, or The Bank of New York Mellon, as trustee.

The Gold Deposit Receipts will not be listed or traded on any securities exchange.  The Gold Deposit Receipts are intended to be offered on a continuous basis.  Only Authorized Participants may offer the Gold Deposit Receipts to the public. Under no circumstances may any purchase of the Gold Deposit Receipts be made with borrowed funds, whether advanced by the Authorized Participant or otherwise.  No margin purchases of the Gold Deposit Receipts will be accepted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

_____________________________________________

	Initial Price To Public*	Sales Fee**

Per Gold Deposit Receipt		2.0%

* Includes sales fee. ** In no event will the sales fee exceed 2.0%.

For purchases of Gold Deposit Receipts in excess of ________________ Gold Deposit Receipts, the sales fee will be ____%.  Authorized Participants may charge commissions in respect of sales of Gold Deposit Receipts.

BMO CAPITAL MARKETS

_____________________________

The date of this prospectus is [•], 2014.

_______________________________________

This prospectus contains information you should consider when making your investment decision.  With respect to information about Gold Deposit Receipts, you should rely only on the information contained in this prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell Gold Deposit Receipts in any jurisdiction where the offer or sale is not permitted.

The Gold Deposit Receipts are not registered for public sale outside of the United States.  Holders that are not United States holders (as defined under “U.S. Federal Income Tax Consequences”) should consult their tax advisors regarding U.S. withholding and other taxes which may apply to ownership of the Gold Deposit Receipts or of the Gold Bullion through an investment in the Gold Deposit Receipts.

PROSPECTUS SUMMARY

The following is a summary of information pertaining to the Trust and does not contain all of the information about the Trust that may be important to you.  You should read the entire prospectus, including “Risk Factors” beginning on page ___ before making an investment decision about the Gold Deposit Receipts.

Overview

The Vaulted Gold Bullion Trust (the “Trust”) will be formed under the Depositary Trust Agreement, dated as of ____________, 2014 by and among The Bank of New York Mellon, as trustee, Bank of Montreal, as initial depositor, and the owners of the Gold Deposit Receipts (the “Depositary Trust Agreement”).  The Trust has not commenced operations, and will be newly organized.  The Trust is not a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Trust will hold a fixed quantity of unencumbered, allocated, physical gold bullion (“Gold Bullion”).  The Gold Bullion will be held for the benefit of holders of Gold Deposit Receipts in an account operated by Bank of Montreal at the Royal Canadian Mint (the “Mint”).  The number of troy ounces of Gold Bullion that will correspond to each Gold Deposit Receipt is specified under “Highlights of Gold Deposit Receipts — The Gold Deposit Receipts.”

The Trust will issue Gold Deposit Receipts that represent your undivided beneficial ownership interest in Gold Bullion held by the Trust on your behalf.  The Gold Deposit Receipts are separate from the Gold Bullion represented by the Gold Deposit Receipts.

Trust Objective

The objective of the Trust is to provide a secure and convenient way for investors to make an investment in unencumbered, allocated, physical Gold Bullion on a spot basis.  As a result, at any given time, the value of the Gold Deposit Receipts is intended to reflect the spot price of gold held by the Trust.

The Trust is not actively managed.  The Trust does not engage in any activities designed to obtain a profit from, or to prevent losses caused by, changes in the spot price of gold.

The Trust uses all proceeds, less any sales fees, from the sale of Gold Deposit Receipts to purchase a fixed quantity of Gold Bullion and hold it in an account that is operated by Bank of Montreal at the Mint.  Holders of Gold Deposit Receipts may elect to redeem their Gold Deposit Receipts through an Authorized Participant and receive physical gold, as described herein, or may elect to sell their Gold Deposit Receipts for cash through an Authorized Participant by having their corresponding portion of Gold Bullion sold for cash to Bank of Montreal.

The Trust may offer Gold Deposit Receipts from time to time as it receives Gold Bullion purchased for deposit in the Bank of Montreal account at the Mint, all as described more fully herein.

The Gold Deposit Receipts will be offered and sold only to investors through certain authorized participants, which shall be DTC Participants, as defined below (“Authorized Participants”) and may be purchased and held through traditional brokerage accounts.

The Gold Deposit Receipts will not be listed or quoted on any national securities exchange.  Holders of Gold Deposit Receipts may resell their Gold Deposit Receipts through Authorized Participants, including BMO Capital Markets Corp.

Emerging Growth Company Status

The Trust is an “emerging growth company,” as defined in the JOBS Act. For as long as the Trust is an “emerging growth company,” the Trust may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes–Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, the Trust will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which the Trust has total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which the Trust has, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•
the date on which the Trust is deemed to be a “large accelerated filer” under the Exchange Act (the Trust will qualify as a large accelerated filer as of the first day of the first fiscal year after the Trust has (i) more than $700 million in outstanding equity held by non-affiliates and (ii) been public for at least 12 months; the value of its outstanding equity will be measured each year on the last day of its second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. However, the Trust is choosing to “opt out” of such extended transition period, and, as a result, the Trust will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that the Trust’s decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Trustee and Trust Offices

The trustee of the Trust will be The Bank of New York Mellon, a corporation organized under the laws of the State of New York authorized to conduct a banking business.

HIGHLIGHTS OF GOLD DEPOSIT RECEIPTS

This discussion highlights information regarding the Gold Deposit Receipts.  We present certain information more fully in the rest of this prospectus.  You should read the entire prospectus carefully before you purchase Gold Deposit Receipts.

Issuer	Vaulted Gold Bullion Trust.

The Trust
The Vaulted Gold Bullion Trust will be formed under the Depositary Trust Agreement, dated as of ___________, 2014 among The Bank of New York Mellon, as trustee, Bank of Montreal, as initial depositor, and the owners of the Gold Deposit Receipts.  The Trust is not a registered investment company under the 1940 Act.

Initial depositor	Bank of Montreal.

Trustee
The Bank of New York Mellon, a corporation organized under the laws of the State of New York authorized to conduct a banking business, will be the trustee and receive compensation for its services as set forth in the Depositary Trust Agreement.

Purpose of Gold Deposit Receipts
The Gold Deposit Receipts are designed to provide Investors, acting through Authorized Participants, with:

•    A book-entry solution for investors interested in having their Gold Bullion reflected in a brokerage account without the inconvenience that is typical of a traditional, manual investment in Gold Bullion.

•    A secure and convenient way to purchase Gold Bullion on a spot basis and hold it in an account of Bank of Montreal’s at the Royal Canadian Mint in Ottawa.

•    A facility whereby investors can sell intraday for cash at the prevailing spot interbank price for gold (i.e., intraday interbank spot liquidity).

•    A process whereby investors can request physical delivery for as little as one ounce without the inconvenience or complexity that may be associated with traditional gold-backed exchange traded products.

•    A structure which, under Canadian federal law, ensures that the Gold Bullion owned by the Trust would not be available to meet the claims of creditors of Bank of Montreal in the event of any bankruptcy, insolvency or similar event involving Bank of Montreal.

•    An alternative to physical gold bullion storage providers or programs that have a limited operating history or that are operated by unregulated entities.  Bank of Montreal, Canada’s oldest bank, is regulated by Canadian authorities, and in the United States, by U.S. bank regulators.  The Gold Deposit Receipts are offered initially by and through the bank’s wholly-owned subsidiary, Bank of Montreal Capital Markets Corp., which is a broker-dealer and an investment adviser, subject to SEC oversight and regulation, and is also a FINRA member firm.  Bank of Montreal is a member of the London Bullion Market Association (the “LBMA”) and is an approved storage facility in Canada.

The Gold Deposit Receipts seek to eliminate:

•    Annual fees.

•    Price variance from the underlying interbank spot market for Gold Bullion which may be associated with traditional gold-backed exchange traded products that trade at a discount or premium to NAV.

•    Derivatives risk (i.e., the use of unallocated gold, gold certificates, exchange traded products, derivatives, financial instruments, or any product that represents encumbered gold).

•    “Empty vault risk,” or Gold Bullion lending risk (i.e., the practice of the gold custodian lending, pledging, hypothecating, re-hypothecating or otherwise encumbering any of the investor’s underlying Gold Bullion).

•    Onerous restrictions on physical delivery of Gold Bullion.

The Gold Deposit Receipts
The Trust will issue Gold Deposit Receipts that represent your undivided beneficial ownership interest in the Gold Bullion held by the Trust on your behalf through an account of Bank of Montreal at the Mint.  The Gold Deposit Receipts themselves are separate from the underlying Gold Bullion represented by the Gold Deposit Receipts.

The Trust will only issue Gold Deposit Receipts when it has received through an Authorized Participant investor funds corresponding to at least  one troy ounce of Gold Bullion, which is equivalent to one Gold Deposit Receipt.

CUSIP	[●]

Trust assets
The Trust will hold a fixed quantity of Gold Bullion, that will be held for the Trust in an account operated by Bank of Montreal at the Mint.  The amount of Gold Bullion held will fluctuate as holders of Gold Deposit Receipts exchange their interests for physical gold or cash, and as the Trust issues additional Gold Deposit Receipts in connection with additional Gold Bullion purchased by Bank of Montreal.  Under no circumstances will the Trust assets or the form of Gold Bullion be changed.

Rights relating to Gold Deposit Receipts
A holder of Gold Deposit Receipts has the right to redeem its Gold Deposit Receipts for physical gold, or sell for cash, at any time, subject to certain suspensions.

A holder may redeem for physical gold through an Authorized Participant subject to payment of a withdrawal and delivery fee, plus applicable taxes.  The Trust, through Bank of Montreal, will deliver Gold Bullion only to addresses within the United States which are within a state specifically approved for delivery.  You may check with your Authorized Participant.

Alternatively, a holder of Gold Deposit Receipts may choose to sell for cash by instructing an Authorized Participant to withdraw that holder’s corresponding amount of Gold Bullion, and having the Trust facilitate the sale for cash to Bank of Montreal, if Bank of Montreal chooses to purchase the Gold Bullion at that time, as discussed further herein.  From time to time, this mechanism to withdraw and sell Gold Bullion may be suspended for any reason without notice, including, but not limited to, if a force majeure event should occur.

Public offering price	The initial public offering price for one Gold Deposit Receipt will equal [the spot price on pricing date for one troy ounce + up to a 2.0% sales fee].

Purchases and sales
After the initial offering, you may acquire or sell Gold Deposit Receipts through an Authorized Participant.   Under no circumstances may any purchase of the Gold Deposit Receipts be made with borrowed or leveraged funds, whether advanced by an Authorized Participant or otherwise.  No margin purchases of the Gold Bullion represented by the Gold Deposit Receipts will be accepted.

Fees
If you purchase Gold Deposit Receipts in the initial public offering, you will pay up to a 2.0% sales fee.

You will not be charged any issuance fee in connection with purchases of Gold Deposit Receipts made in the initial public offering; however, as described further below, you will be responsible for a withdrawal and delivery fee and payment of applicable taxes.

Custody fees
The Bank of New York Mellon, as trustee and as custodian of the Gold Deposit Receipts, will charge Bank of Montreal a quarterly custody fee of $_____ for each Gold Deposit Receipt.  The custody fee will be paid by Bank of Montreal.

Trust Expenses	The Trust’s expenses will include the custody fees payable to The Bank of New York Mellon and will be borne by Bank of Montreal.

Fees Payable by Gold Deposit Receipt Holders	There are no fees payable upon a sale for cash. If you choose to redeem for physical gold you will be responsible for a withdrawal and delivery fee and payment of applicable taxes.

Limitation on Liability	The initial depositor and The Bank of New York Mellon:

•    are only obligated to take the actions set forth in the Depositary Trust Agreement without gross negligence or bad faith;

•    are not liable for any exercise of discretion permitted under the Depositary Trust Agreement; and

•    have no obligation to prosecute any lawsuit or other proceeding on behalf of the holders of Gold Deposit Receipts or any other person.

United States Federal Income Tax Consequences	United States holders generally will be treated, for United States federal income tax purposes, as if they directly owned a pro rata share of the underlying Gold Bullion.

Listing	The Gold Deposit Receipts will not be listed or traded on any securities exchange.

Trading
Investors (through their Authorized Participants) only will be able to acquire, hold, transfer and surrender whole Gold Deposit Receipts (i.e., no fractional interests).  Gold Deposit Receipts may only be purchased and sold through Authorized Participants.

Clearance and settlement
The Trust will issue Gold Deposit Receipts in book-entry form only.  Gold Deposit Receipts will be evidenced by one or more global certificates that the trustee will deposit with The Depository Trust Company, referred to as DTC. Transfers within DTC will be in accordance with DTC’s usual rules and operating procedures.  For further information see “Description of Gold Deposit Receipts.”

Termination events
The Trust will terminate if:

•    The trustee resigns and no successor trustee is appointed within 60 days from the date the trustee provides notice to Bank of Montreal, as initial depositor, of its intent to resign;

•    75% of beneficial owners of outstanding Gold Deposit Receipts vote to dissolve and liquidate the Trust;

•    An event of liquidation or dissolution occurs as to Bank of Montreal;

•    Bank of Montreal ceases to store Gold Bullion at the Mint and does not make alternative arrangements that it deems appropriate; or

•    The Trust fails to qualify for treatment, or ceases to be treated, for US federal income tax purposes, as a grantor trust.

If a termination event occurs, Bank of Montreal will distribute the Gold Bullion to you (subject to the deduction of a withdrawal and delivery fee) as promptly as practicable after the termination event.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included or incorporated by reference in this prospectus.

The value of the Gold Deposit Receipts relates directly to the value of the Gold Bullion held by the Trust and fluctuations in the price of gold could materially adversely affect an investment in the Gold Deposit Receipts.

The Gold Deposit Receipts are designed to mirror as closely as possible the performance of the price of gold, and the value of the Gold Deposit Receipts relates directly to the value of the gold held by the Trust. The price of gold has fluctuated widely over the past several years.

Several factors may affect the price of gold, including:

•
Global gold supply and demand, which is influenced by such factors as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia;

•	Global or regional political, economic or financial events and situations;

•	Investors’ expectations with respect to the rate of inflation;

•	Currency exchange rates;

•	Interest rates; and

•	Investment and trading activities of hedge funds and commodity funds.

If gold markets continue to be subject to sharp fluctuations, the price of the Gold Deposit Receipts may experience significant price fluctuation and this may result in potential losses if you need to sell your Gold Deposit Receipts at a time when the price of gold is lower than it was when you made your investment. Even if you are able to hold Gold Deposit Receipts for the long-term, you may never experience a profit, since gold markets have historically experienced extended periods of flat or declining prices, in addition to sharp fluctuations.

In addition, investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the initial depositor expects the value of an investment in the Gold Deposit Receipts to decline proportionately.

The value of Gold Bullion is not guaranteed, which may cause your investment in the Gold Deposit Receipts to be volatile.

An investment in Gold Bullion is speculative and may be subject to greater price volatility than other investments. Appreciation in the market price of Gold Bullion is the sole manner in which you can realize gains. Past performance of the price of Gold Bullion is not indicative of future performance. Bank of Montreal does not provide any guarantee as to the value of Gold Bullion, which may be affected by many international, economic, monetary and political factors, many of which are unpredictable.

Future governmental decisions may have significant impact on the price of Gold Bullion, which will impact the price of the Gold Deposit Receipts.

Generally, gold prices reflect the supply and demand of available Gold Bullion. Governmental decisions, such as the executive order issued by the President of the United States in 1933 requiring all persons in the United States to deliver Gold Bullion to the Federal Reserve or the abandonment of the gold standard by the United States in 1971, have been viewed as having significant impact on the supply and demand of Gold Bullion and the price of Gold Bullion . Future governmental decisions, whether in the U.S., Canada or other relevant jurisdictions, may have an impact on the price of physical bullion, and may result in a significant decrease or increase in the value of the Gold Bullion and the Gold Deposit Receipts.

Disruptions in trading may materially adversely affect the Gold Deposit Receipts.

Occasional disruptions in trading, including temporary distortions or other disruptions due to various factors, such as the lack of liquidity in markets, the participation of speculators and governmental regulation and intervention may result in a significant decrease or increase in the value of Gold Bullion, which will affect the Gold Deposit Receipts.

The Trust is a passive investment vehicle. This means that the value of the Gold Deposit Receipts may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

The trustee does not actively manage the gold held by the Trust. This means that the trustee does not sell gold at times when its price is high, or acquire gold at low prices in the expectation of future price increases. It also means that the trustee does not make use of any of the hedging techniques available to professional gold investors to attempt to reduce the risks of losses resulting from price decreases. Any losses sustained by the Trust will adversely affect the value of the Gold Deposit Receipts.

Because the Trust holds solely Gold Bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

The Trust holds solely Gold Bullion. As a result, the Trust’s holdings are not diversified. Accordingly, the asset value of the Trust may be more volatile than another investment vehicle with a broadly diversified portfolio and may fluctuate substantially over time.

Crises may motivate large-scale sales of gold which could decrease the price of gold and adversely affect an investment in the Gold Deposit Receipts.

The possibility of large-scale distress sales of gold in times of crisis may have a short-term negative impact on the price of gold and adversely affect an investment in the Gold Deposit Receipts. For example, the 1998 Asian financial crisis resulted in significant sales of gold by individuals which depressed the price of gold. Crises in the future may impair gold’s price performance which would, in turn, adversely affect an investment in the Gold Deposit Receipts.

Purchasing activity in the gold market associated with the delivery of Gold Bullion to the Trust in exchange for Gold Deposit Receipts may cause a temporary increase in the price of gold. This increase may adversely affect an investment in the Receipts.

Purchasing activity associated with acquiring the Gold Bullion that is transferred into the Trust in connection with the issuance of additional Gold Deposit Receipts may temporarily increase the market price of gold, which will result in higher prices for the Gold Deposit Receipts. Temporary increases in the market price of gold may also occur as a result of the purchasing activity of other market participants. Other market participants may attempt to benefit from an increase in the market price of gold that may result from increased purchasing activity of gold connected with the issuance of Gold Deposit Receipts. Consequently, the market price of gold may decline immediately after Gold Deposit Receipts are created. If the price of gold declines, the trading price of the Gold Deposit Receipts will also decline.

Holders of Gold Deposit Receipts do not have the protections associated with ownership of interests in an investment company registered under the 1940 Act or the protections afforded by the Commodity Exchange Act.

The Trust is not registered as an investment company under the 1940 Act and is not required to register under such act. Consequently, holders do not have the regulatory protections provided to investors in investment companies. The Trust will not hold or trade commodity interests regulated by the Commodity Exchange Act (the “CEA”), as administered by the Commodity Futures Trading Commission, or CFTC. Furthermore, the Trust is not a commodity pool for purposes of the CEA, and none of the initial depositor, the trustee or the Authorized Participants is subject to regulation by the CFTC in any capacity, including as a commodity pool operator or a commodity trading advisor in connection with the Gold Deposit Receipts. Consequently, holders do not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

The Trust may be required to terminate and liquidate at a time that is disadvantageous to Holders.

If the Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to holders, such as when gold prices are lower than the gold prices at the time when holders purchased their Gold Deposit Receipts. In such a case, when the Trust’s gold is sold as part of the Trust’s liquidation, the resulting proceeds distributed to holders will be less than if gold prices were higher at the time of sale.

The price of gold may be affected by the sale of gold by exchange traded funds or other exchange traded vehicles tracking gold markets.

To the extent existing exchange traded funds, or ETFs, or other exchange traded vehicles tracking gold markets represent a significant proportion of demand for Gold Bullion, large redemptions of the securities of these ETFs or other exchange traded vehicles could negatively affect Gold Bullion prices and the price of the Receipts.

Redemption requests are subject to postponement, suspension or rejection under certain circumstances.

If notified by Bank of Montreal of any postponement, suspension or rejection of settlement, as discussed under “Description of Gold Deposit Receipts – Suspensions of Redemptions and/or Purchases”, the trustee shall suspend the redemption right or postpone the settlement date for any redemption to have physical gold delivery for you.  Under the Depositary Trust Agreement, the initial depositor and the trustee have no liability for any loss or damage that may result from any such suspension or postponement.

Holders do not have the rights enjoyed by investors in certain other vehicles.

As interests in the Trust, the Gold Deposit Receipts have none of the statutory rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring “derivative” actions). In addition, the Gold Deposit Receipts have limited voting and distribution rights (for example, holders do not have the right to elect directors and will not receive dividends).

Substantial sales of gold by the official sector could adversely affect an investment in the Gold Deposit Receipts.

The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, most of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. A number of central banks have sold portions of their gold over the past ten years, with the result that the official sector, taken as a whole, has been a net supplier to the open market. Since 1999, most sales have been made in a coordinated manner under the terms of the Central Bank Gold Agreement under which 15 of the world’s major central banks (including the European Central Bank) agree to limit the level of their gold sales and lending to the market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline significantly, which would adversely affect an investment in the Gold Deposit Receipts.

The Trust does not insure its assets and there may not be adequate sources of recovery if its gold is lost, damaged, stolen or destroyed.

The Trust does not insure its assets, including the Gold Bullion stored at the Mint. Consequently, if there is a loss of assets of the Trust through theft, destruction, fraud or otherwise, the Trust and holders will need to rely on insurance carried by applicable third parties, if any, or on such third party's ability to satisfy any claims against it. The amount of insurance available or the financial resources of a responsible third party may not be sufficient to satisfy the Trust's claim against such party. Also, holders are unlikely to have any right to assert a claim directly against such third party; such claims may only be asserted by the trustee on behalf of the Trust. In addition, if a loss is covered by insurance carried by a third party, the Trust, which is not a beneficiary on such insurance, may have to rely on the efforts of the third party to recover its loss. This may delay or hinder the Trust's ability to recover its loss in a timely manner or otherwise.

A loss with respect to the Trust's gold that is not covered by insurance and for which compensatory damages cannot be recovered would have a negative impact on the Gold Deposit Receipts and would adversely affect an investment in the Gold Deposit Receipts. In addition, any event of loss may adversely affect the operations of the Trust and, consequently, an investment in the Gold Deposit Receipts.

Bank of Montreal, the Mint and service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust.

Holders cannot be assured that Bank of Montreal or the Mint or service providers engaged by the Trust will maintain insurance with respect to the Trust's assets or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. The Mint, to the extent it has any liability, will be liable only to Bank of Montreal directly in the event of loss, damage or destruction of the Trust’s Gold Bullion. In addition, none of the Trust's service providers are required to include the Trust as a named beneficiary of any such insurance policies that are purchased. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

If there is a loss, damage or destruction of the Trust's Gold Bullion in the custody of the Mint and Bank of Montreal does not give timely notice, all claims against the Mint will be deemed waived.

In the event of loss, damage or destruction of the Trust's Gold Bullion in the Mint's custody, care and control, Bank of Montreal must give written notice to the Mint within five Mint business days (a Mint business day means any day other than a Saturday, Sunday or a holiday observed by the Mint) after the discovery by Bank of Montreal of any such loss, damage or destruction, but in any event no more than 30 days after the delivery by the Mint to Bank of Montreal of an inventory statement in which the discrepancy first appears. If such notice is not given in a timely manner, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss or shortage can be brought against the Mint unless timely notice of such loss or shortage has been given and such action, suit or proceeding will have commenced within 12 months from the time a claim is made. The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Mint may mean that any such loss will be non-recoverable, which will have an adverse effect on the value of the net assets of the Trust.

Under Canadian law, the Trust may have limited recourse against the Mint.

The Mint is a Canadian Crown corporation. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown. However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf. The Mint has entered into the Gold Storage Agreement relating to the custody of the Gold Bullion in Bank of Montreal’s account for the Trust.  The Mint has entered into this agreement on its own behalf and not on behalf of the Crown; nevertheless, a court may determine that, when acting as custodian of the Trust's Gold Bullion, the Mint acted as agent of the Crown and, accordingly, that the Mint may be entitled to immunity of the Crown. Consequently, the Trust or a holder may not be able to recover for any losses incurred as a result of the Mint's acting as custodian of the Gold Bullion.

A redemption or sale notice is irrevocable.

In order to sell or redeem Gold Deposit Receipts for cash or physical gold, a holder must provide a notice to the Trust through an Authorized Participant. Except when sales or redemptions have been suspended, once a notice has been received, it can no longer be revoked by the holder under any circumstances, though it may be rejected by the Trust if it does not comply with the requirements for such notice.

The Mint may become a private enterprise, in which case its obligations will not constitute the unconditional obligations of the Government of Canada.

In the past, there has been speculation regarding whether the Government of Canada might privatize the Mint. The Mint will not remain a Crown corporation if the Government of Canada privatizes the Mint. If the Mint were to become a private entity, its obligations would no longer generally constitute unconditional obligations of the Government of Canada and, although it would continue to be responsible for and bear the risk of loss of, and damage to, the Trust's Gold Bullion that is in its custody, there would be no assurance that the Mint would have the resources to satisfy claims of the Trust against the Mint based on a loss of, or damage to, the Trust's Gold Bullion in the custody of the Mint.

An investment in Gold Bullion may not be appropriate for all investors.

You should decide to buy the Gold Deposit Receipts, which constitute an investment in Gold Bullion, only after carefully considering with your investment or financial advisor whether Gold Bullion is a suitable investment in light of the information in this prospectus having regard to your financial or investment objectives and expectations.

Changes in laws or regulations may affect the Gold Deposit Receipts and the Gold Bullion.

The promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies may result in a significant decrease or increase in the value of the Gold Deposit Receipts and the Gold Bullion. The United States or foreign governments may pass laws or regulations limiting metal investments for strategic or other policy reasons.

The Trust shall suspend redemptions or purchases of Gold Deposit Receipts at any time as a result of suspensions in the purchase of Gold Bullion by Bank of Montreal.

As a holder of Gold Deposit Receipts, you will only have the option to elect that Bank of Montreal repurchase your Gold Deposit Receipts for cash if Bank of Montreal is then effecting such purchases, and Bank of Montreal is under no obligation to do so.  Accordingly, you should only purchase the Gold Deposit Receipts if you are prepared to maintain an ownership interest in the Gold Deposit Receipts for an indefinite period.  Bank of Montreal will have no obligation to the Trust or to any holder of Gold Deposit Receipts to repurchase Gold Bullion at any time.

Potential risks arising to the Trust and the holders of Gold Deposit Receipts from an insolvency event relating to the Bank of Montreal.

The Gold Deposit Receipts will represent interests in Gold Bullion held by the Trust.  The Gold Bullion will be owned by the Trust on your behalf and held at an account of Bank of Montreal with the Mint.  The Gold Bullion will not be owned by Bank of Montreal.  Consequently, under Canadian federal law, the Gold Bullion would not be available to meet the claims of creditors of Bank of Montreal in the event of any bankruptcy, insolvency or similar event involving Bank of Montreal.  However, any such event could lead to delays in restoring the holders of Receipts ability to transact in such Gold Bullion, depending upon the outcome of any relevant bankruptcy or related proceedings.

Risks of transactions through an Authorized Participant.

All transactions in the Gold Deposit Receipts will take place through an Authorized Participant, and you assume the risks of the Authorized Participant’s failure to fulfill its obligations to you.

The Gold Deposit Receipts are not subject to deposit insurance.

The Gold Deposit Receipts are not securities of Bank of Montreal or any other bank, and do not constitute deposits that are insured under the U.S. Federal Deposit Insurance Act, the Canada Deposit Insurance Corporation Act or any other deposit insurance regime.

The fees charged to holders may change.

If you choose to redeem your Gold Deposit Receipts for physical gold, you will be responsible for payment of certain fees and expenses.  The fees and expenses may be increased or decreased by Bank of Montreal in its sole and absolute discretion.

You will not be entitled to protection by the Securities Investor Protection Corporation.

There is no assurance that your holding in the Gold Bullion will be eligible for protection under the Securities Investor Protection Corporation.

The Trust is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Gold Deposit Receipts less attractive to investors.

The Trust is an “emerging growth company” as defined in the JOBS Act. For as long as the Trust continues to be an emerging growth company it may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging public companies, which include, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

•
exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

The Trust could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after its initial public offering, or until the earliest of (i) the last day of the fiscal year in which it has annual gross revenue of $1 billion or more, (ii) the date on which it has, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which it is deemed to be a large accelerated filer under the federal securities laws. The Trust will qualify as a large accelerated filer as of the first day of the first fiscal year after it has (i) more than $700 million in outstanding equity held by non-affiliates and (ii) been public for at least 12 months. The value of the Trust’s outstanding equity will be measured each year on the last day of its second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. The Trust has made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

The Trust cannot predict if investors will find an investment in the Trust less attractive if it relies on these exemptions.

You should consider the applicable tax consequences of an investment in the Gold Deposit Receipts, and indirectly, in Gold Bullion.

You should consult with your own tax advisors in order to determine the impact of applicable taxes on your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements.  The Trust's forward-looking statements include, but are not limited to, statements regarding its expectations, hopes, beliefs, intentions or strategies regarding the future.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predicts," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	success in obtaining Gold Bullion in a timely manner and allocating such gold;
•	the gold industry, sources of and demand for Gold Bullion , and the performance of the gold market; and
•	the development of a secondary market for the Gold Deposit Receipts.

The forward-looking statements contained in this prospectus are based on the Trust's current expectations and beliefs concerning future developments and their potential effects on the Trust.  There can be no assurance that future developments affecting the Trust will be those that it has anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  These risks and uncertainties include those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the Trust's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

THE TRUST

About the Trust

General.  This discussion highlights information about the Vaulted Gold Bullion Trust.  You should read this information, information about the Depositary Trust Agreement as well as the Depositary Trust Agreement before you purchase Gold Deposit Receipts.  The material terms of the Depositary Trust Agreement are described in this prospectus under the heading “Description of the Depositary Trust Agreement.”

The Vaulted Gold Bullion Trust.  The Trust will be formed pursuant to the Depositary Trust Agreement, dated as of ___________, 2014.  The Bank of New York Mellon will be the trustee.  The Vaulted Gold Bullion Trust is not a registered investment company under the 1940 Act.

The Vaulted Gold Bullion Trust is intended to hold Gold Bullion for the benefit of owners of Gold Deposit Receipts.  The trustee will perform only administrative and ministerial acts.  The property of the Trust will consist of the Gold Bullion and all monies or other property, if any, received by the trustee. [The Trust will terminate on December 31, 20__, or earlier if a termination event occurs.]

Initial Depositor.  The initial depositor of the Trust is Bank of Montreal (“Bank of Montreal” or the “Bank”).  The Bank commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act, and is named in Schedule I of the Bank Act (Canada) (the “Bank Act”). The Bank Act is the charter of the Bank and governs its operations. The Bank is a registered holding company under the Bank Holding Company Act of 1956 and is certified as a financial holding company under the Gramm-Leach-Bliley Act.  The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and its executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1. The Bank’s telephone number is (416) 867-6785.

The Bank offers a broad range of products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As of October 31, 2013, the Bank had more than 12 million customers and approximately 45,500 full-time employees. The Bank also maintained approximately 1,560 bank branches in Canada and the United States and operated internationally in major financial markets and trading areas through its offices in 21 other jurisdictions, including the United States. BMO Financial Corp. (“BFC”) (formerly Harris Financial Corp.) is based in Chicago and wholly-owned by Bank of Montreal. BFC operates primarily through its subsidiary BMO Harris Bank N.A., which provides banking, financing, investing, and cash management services in select markets in the U.S. Midwest. The Bank provides a full range of investment dealer services through entities, including BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

The Bank conducts business through three operating groups: Personal and Commercial Banking (P&C), made up of Canadian P&C and U.S. P&C; Wealth Management; and BMO Capital Markets Corp. Canadian P&C operates across Canada, offering a broad range of products and services, including banking, lending and treasury management. Operating predominately in the U.S. Midwest under the BMO Harris brand, U.S. P&C offers personal and commercial clients banking, lending and treasury management products and services. Wealth Management serves a full range of client segments from mainstream to ultra-high net worth and institutional. It serves them by offering a range of wealth management products and solutions, including insurance products. Wealth Management operates in both Canada and the United States as well as in other global locations. BMO Capital Markets Corp. is a full service North American financial services provider that offers the following services to corporate, institutional, and government clients in Canada, the United States and select international locations: debt and equity underwriting and research, corporate lending and project financing, mergers and acquisitions, advisory services, securitization and treasury and market risk management. Corporate Services consists of Corporate Units and Technology and Operations (“T&O”). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains, and provides governance over information technology, operations services, real estate and sourcing for the Bank.

Additional information about the Bank is available by accessing the Bank’s public filings with the SEC, file number 001-133354.

Relationship between the Initial Depositor and the Trust.  The Trust will use all proceeds, less any sales fees, from the sale of Gold Deposit Receipts to purchase a fixed quantity of Gold Bullion from Bank of Montreal that is currently held in an account of Bank of Montreal’s at the Royal Canadian Mint (the “Mint”).  The Gold Bullion will continue to be held in Bank of Montreal’s account at the Mint, but will be owned by the Trust.  Bank of Montreal will enter into an arrangement with the Trust to manage the Gold Bullion held in the account for the Trust.

The Mint.  The Mint is a Canadian Crown Corporation, incorporated in 1969 by the Royal Canadian Mint Act and is an agent corporation of Her Majesty in right of Canada.  Bank of Montreal’s account at the Mint is governed by a Gold Storage Agreement between Bank of Montreal and the Mint (the “Gold Storage Agreement”).

Relationship Among the Parties.  The following illustration shows the relationship that exists among each of these entities in relation to the issuance of the Receipts:

Gold Bullion

The Trust was created to invest and hold all of its assets in Gold Bullion.  The Trust seeks to provide a secure and convenient alternative for investors interested in holding Gold Bullion without the inconvenience that is associated with a direct investment in Gold Bullion.

About the Gold Bullion.  Subject to the terms of the Gold Storage Agreement, Bank of Montreal, in its sole and absolute discretion, will determine whether the physical Gold Bullion holdings in its account with the Mint are in coin, bar, wafer, or ingot form.  For purposes of this prospectus, “allocated” means that the Gold Bullion is segregated and identifiable from all other metal held at the Mint and segregated from Bank of Montreal’s assets.  Title to the Gold Bullion is unencumbered and secure in Bank of Montreal’s custody account.  The Gold Bullion purchased by the Trust will be allocated to the Trust and held in Bank of Montreal’s account at the Mint.

Specifications of the Gold Bullion.  All Gold Bullion will be unencumbered, allocated, and physical with a minimum fineness of 995 parts per 1000.  Subject to the terms of the Gold Storage Agreement, Bank of Montreal, in its sole and absolute discretion, will determine whether the physical Gold Bullion holdings in the Bank of Montreal account are in coin, bar, wafer, or ingot form.

If the Gold Bullion is in coin form, each coin will also: (i) have been produced by the Mint and be legal tender in Canada for its denomination; and (ii) have a fair market value not exceeding 110 percent of the fair market value of the coin’s gold content.

If the Gold Bullion is in bar, wafer, or ingot form, the Gold Bullion will also (i) have been fabricated by a metal refiner included in the LBMA’s good delivery list of acceptable refiners for gold; and (ii) bear basic identification markings that are recognized and accepted for trading in Canadian financial markets, including the hallmark of the metal refiner that produced it and a stamp indicating its fineness and weight, and no other markings.

In its account at the Mint, Bank of Montreal will not use or hold unallocated gold, gold certificates, exchange traded products, derivatives, financial instruments, or any product that represents encumbered gold.  Bank of Montreal and its affiliates will not lend, pledge, hypothecate or otherwise encumber any of the Gold Bullion.

Ownership of Gold Bullion.  The Gold Bullion purchased by the Trust will be owned by the Trust for the benefit of the holders and not by Bank of Montreal.  Consequently under Canadian federal law, the Gold Bullion owned by the Trust would not be available to meet the claims of creditors of Bank of Montreal in the event of any bankruptcy, insolvency or similar event involving Bank of Montreal.

THE GOLD INDUSTRY

Introduction

The following section provides a brief overview to the gold industry by looking at some of the key participants, detailing the primary sources of demand and supply and outlining the role of the “official” sector (i.e., central banks) in the market. We derived all disclosures in this prospectus regarding the gold industry from publicly available documents.  In connection with the offering of the Receipts, none of us, or our respective affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the information regarding the gold industry.  None of us or any of our respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding the gold industry is current, accurate or complete.

Market Participants

The participants in the gold market may be classified in the following sectors: mining and producer; banking; official; investment; and manufacturing. The following is a brief description of each of the sectors.

Mining and Producer Sector

This group includes mining companies that specialize in gold and silver production; mining companies that produce gold as a byproduct of other production (such as a copper or silver producer); scrap merchants and recyclers.

Banking Sector

Bullion banks provide a variety of services to the gold market and its participants, thereby facilitating interactions between other parties. Services provided by the bullion banking community include traditional banking products as well as mine financing, physical gold purchases and sales, hedging and risk management, inventory management for industrial users and consumers, and gold deposit and loan instruments.

The Official Sector

The official sector encompasses the activities of the various central banking operations of gold-holding countries. In September 1999 a group of 15 central banks acting to clarify their intentions with respect to their gold holdings signed the Central Bank Gold Agreement commonly called the “Washington Agreement on Gold.” The signatories included the European Central Bank and the central banks of Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, Switzerland, and England. The original agreement limited incremental sales by the 15 signatories to 400 tonnes per annum over the ensuing five-year period. The original Washington Agreement on Gold expired in September 2004, and was renewed by almost all of the original signatories for a second five-year period (England did not renew in 2004). The second Washington Accord Agreement expired in September 2009 and was renewed again by all signatories of the second agreement for a third five-year period. In addition, the central banks of Cyprus, Greece, Malta, Slovakia and Slovenia signed the 2009.  The current per annum limit on gold sales is 400 tonnes, with total sales not to exceed 2,000 tonnes in the five-year period.

The Investment Sector

This sector includes the investment and trading activities of both professional and private investors and speculators. These participants range from large hedge and mutual funds to day-traders on futures exchanges and retail-level coin collectors.

The Manufacturing Sector

The fabrication and manufacturing sector represents all the commercial and industrial users of gold for whom gold is a daily part of their business. The jewelry industry is a large user of gold. Other industrial users of gold include the electronics and dental industries.

World Gold Supply and Demand (2002-2011)

The following table sets forth a summary of the world gold supply and demand from 2002-2011:

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
(Tonnes)(1)
Supply
Mine production	2,625	2,631	2,504	2,561	2,495	2,497	2,429	2,611	2,740	2,818
Net office section sales	547	620	479	663	365	484	235	34	—	—
Old gold scrap	874	991	881	902	1,133	1,005	1,350	1,735	1,719	1,661
Net producer hedging	—	—	—	—	—	—	—	—	—	6
Total Supply	4,045	4,241	3,864	4,127	3,993	3,985	4,014	4,379	4,459	4,486

Demand
Fabrication
Jewelry	2,662	2,484	2,616	2,719	2,300	2,423	2,304	1,814	2,017	1,973
Other	481	519	564	586	658	680	723	703	767	786
Total Fabrication	3,143	3,003	3,180	3,305	2,958	3,103	3,027	2,516	2,784	2,759
Net official sector purchases	—	—	—	—	—	—	—	—	77	455
Physical bar investment	232	177	215	251	233	240	621	498	882	1,209
Net producer de-hedging	379	289	438	92	434	432	357	234	108	—
Implied net investment	291	772	31	478	368	210	9	1,131	608	62
Total Demand	4,045	4,241	3,864	4,127	3,993	3,985	4,014	4,379	4,459	4,486
Gold Price (London PM, US$/oz)	309.68	363.32	409.17	444.45	603.77	695.39	871.96	972.35	1,224.52	1,571.52

Note:
Totals may not add due to independent rounding. Net producer hedging is the change in the physical market impact of mining companies’ gold loans, forwards and options positions. Implied net investment is the residual from combining all other Thomson Reuters GFMS data on the gold supply/demand as shown in the Summary Table. As such, it captures the net physical impact of all transactions not covered by the other supply/demand variables.

(1)	“Tonne” refers to one metric ton. This is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

Source:  Gold Survey 2012, Thomson Reuters GFMS

Historic Movements in the Price of Gold

 As movements in the price of gold are expected to directly affect the price of the Receipts, investors should understand what the recent movements in the price of gold have been. Investors, however, should also be aware that past movements in the gold price are not indicators of future movements.

The following chart provides historical background on the price of gold. The chart illustrates movements in the price of gold in U.S. dollars per ounce over the period from December 1, 2003 through to December 1, 2013, and is based on the London PM fix.

Source: Bloomberg

The ongoing recovery in the gold price began in 2001. First, declining U.S. interest rates resulted in a fall in the contango (i.e., the premium available on gold for future delivery), which reduced the returns available to producers for forward sales. Second, several mining companies reduced or eliminated their hedging activities in 2001 in response to pressure from shareholders seeking greater leverage to the price of gold, thereby reducing the amount of gold supply entering the market. This led a number of speculators and others who were short gold to close out short positions, further increasing demand. Finally, the terrorist attacks of September 11, 2001 and their political, military, and economic implications led to a sharp rise in the gold price, although gains somewhat moderated by year end.

Between 2002 and 2004 the price of gold in U.S. dollars continued to rise due to a number of factors, including the decline in the U.S. dollar against other currencies, the poor performance of U.S. and other major equities markets, a surge in investment demand in commodities as an asset class generally and gold specifically, the renewal of the Central Bank Gold Agreement in 2004, and continued reduction in forward selling by mining companies. It is important to note that central bank gold sales continued over the period and, indeed, the second Central Bank Gold Agreement increased the potential size of sales by the signatories under the agreement. This increase in the price of gold during this period was the first such gain over a three year period since the early 1990s.

After a rapid rise starting in the second half of 2005 through mid-2006, there was a period of short decline and sideways volatility in the price of gold lasting through the end of that year. In May 2006, the peak was $725 per ounce. Until about August of 2007, prices were below that high, but since have moved up strongly, reaching a new high of $1,011.25 on March 17, 2008, and ending at $869.75 per ounce on December 31, 2008. Gold prices were quite volatile between the March 2008 high and the end of December 2008 with run-ups and falls of over $150 in each direction. The gyrating price movements reflect the battles between inflationary and deflationary pressures, US Dollar strengthening against many major currencies and global economic uncertainty going into 2009.

Gold prices continued its upward trend in 2009. After rallying to $1,212.50 per ounce in early December 2009, it fell back down to $1,087.50 per ounce to close the 2009 year. This still resulted in a gain of over 25% for the year. Upward price movement for gold price continued in 2010, reaching a new pre-inflation adjusted record high of $1,421.00 per ounce on December 9, 2010 and closing at $1,405.50 per ounce on December 30, 2010. On December 29, 2011, the price of gold was $1,531.00 per ounce, and on December 28, 2012, the price of gold was $1,657.50 per ounce. Demand for the metal, ranging from jewelry production to retail and institutional investors, fueled a sustained rally in gold price throughout 2012. Persistent negative real rates, accommodative policies from central banks and increased liquidity of gold investment vehicles have further supported the price of gold. As of [December 14], 2013, the price of gold was [$1,286.00] per ounce.

Operation of the Gold Bullion Market

The global trade in gold consists of over-the-counter (“OTC”), transactions in spot gold bullion, as well as forwards, options and other derivatives, together with exchange-traded futures and options.

Over-the-Counter Market

The OTC gold market includes spot, forward, and option and other derivative transactions conducted on a principal-to-principal basis. While this is a global 24-hour per day market, its main centers are London, New York, Zurich, and Tokyo.

Five members of the LBMA, the trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market, act as OTC market-makers and most OTC market trades are cleared through London. The LBMA plays an important role in setting OTC gold trading industry standards. A London Gold Delivery Bar (as described below), which is acceptable for settlement of any OTC transaction will be acceptable for delivery to the Trust in connection with the issuance of Receipts.

Futures Exchanges

Future exchanges seek to provide a neutral, regulated marketplace for the trading of derivatives contracts for commodities. Future contracts are defined by the exchange for each commodity. For each commodity traded, this contract specifies the precise quality and quantity standards. The contract’s terms and conditions also define the location and timing of physical delivery. An exchange does not buy or sell those contracts, but seeks to offer a transparent forum where members, on their own behalf or on the behalf of customers, can trade the contracts in a safe, efficient and orderly manner. The most significant gold futures exchanges are the COMEX, operated by Commodities Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc., and the Tokyo Commodity Exchange (TOCOM). The COMEX is the largest exchange in the world for trading metals futures and options and has been trading gold since 1974. The TOCOM has been trading gold since 1982.

COMEX

Gold futures opened for trading on the COMEX on December 31, 1974, coinciding with the lifting of the Government’s ban on gold ownership by private citizens in the United States. During regular trading hours at COMEX, the commodity contracts are traded through open outcry; a verbal auction in which all bids, offers and trades must be publicly announced to all members. The prices at which each commodity trades throughout the day serve as world benchmarks. They are immediately transmitted around the world by a wide variety of price-reporting services under arrangement with the exchange. Electronic trading is offered by the exchange after regular market hours. Except for brief breaks to switch between open outcry and electronic trading in the evening and the morning, gold trades almost
24 hours a day, five business days a week.

The COMEX rules and procedures seek to insure the integrity of the trading process. They are complemented by a system designed to insure the quality of the physical gold used for delivery under the futures contracts. For gold to be eligible for delivery upon a COMEX contract, it must be deposited into an exchange-licensed depository from a source that is capable of guaranteeing the gold’s quality. The three sources include: (1) a refiner approved for COMEX gold delivery, (2) an assayer approved to assay such gold, or (3) from another licensed depository, when it entered that depository via either (1) or (2). Gold can only be moved from any of these sources by a COMEX-approved deliverer. Throughout every step, the gold bar must be accompanied by a complete documentary history of its movement. If this chain of integrity is broken at any point, the bar is not eligible and either must be re-assayed to prove its quality or sent back to the refinery to be recast

The trading unit of COMEX gold futures contracts is 100 troy ounces. Gold bars tendered for delivery can be cast in the form of either one bar or three one-kilogram bars. In either form, the gross weight of the bar or bars tendered for each contract must be within a five-percent tolerance. The bars must assay at not less than 995 fineness, i.e. 99.5% pure gold. The weight, fineness, bar number and identifying stamp of the refiner must be clearly incised on each bar by the approved refiner. The buyer taking delivery pays for the actual gold content, called the fine weight, in the bar. The fine weight is determined by multiplying the gross weight of the bar or bars tendered for each contract by their fineness. For example, a bar with a gross weight of 100 oz. with a fineness of 995, has a fine weight of 99.5 troy ounces. Delivery of COMEX gold is based on negotiable warehouse receipts, called warrants, for specific bars identified on the receipt which are stored in licensed depositories located in New York City. All procedures described above are set forth in the COMEX rules and regulations as in effect as of the date of this prospectus. These rules and regulations are established by the Board of Directors of the NYMEX and subject to change by that body.

Exchange Regulation

In addition to the public nature of the pricing, futures exchanges in the United States are regulated at two levels, internal and external governmental supervision. The internal is performed through self-regulation and consists of regular monitoring of the following: the open-outcry process to insure that it is conducted in conformance with all exchange rules; the financial condition of all exchange member firms to insure that they continuously meet financial commitments; and the positions of commercial and non-commercial customers to insure that physical delivery and other commercial commitments can be met, and that pricing is not being improperly affected by the size of any particular customer positions. External governmental oversight is performed by the CFTC, which reviews all the rules and regulations of United States futures exchanges and monitors their enforcement. The CFTC oversees the operation of the U.S. commodity futures markets, including COMEX. One of the principal public policy objectives of the Commodity Exchange Act is to insure the integrity of the markets it oversees and the reliability of the prices of trades on those markets. The Commodity Exchange Act and CFTC require markets, including COMEX, to have rules and procedures to prevent market manipulation, abusive trade practice and fraud and the CFTC conducts regular review of the markets’ rule enforcement programs.

The London Bullion Market

Most trading in physical gold is conducted on the OTC market, predominantly in London. The LBMA coordinates various OTC-market activities, including clearing and vaulting, acts as the principal intermediary between physical gold market participants and the relevant regulators, promotes good trading practices and develops standard market documentation. In addition, the LBMA promotes refining standards for the gold market by maintaining the “London Good Delivery Lists,” which identify refiners of gold that have been approved by the LBMA.

In the OTC market, gold bars that meet the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LBMA-acceptable refiner) and appearance described in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA are referred to as “London Good Delivery Bars.” A London Good Delivery Bar (typically called a “400 ounce bar”) must contain between 350 and 430 fine troy ounces of gold (1 troy ounce = 31.1034768 grams), with a minimum fineness (or purity) of 995 parts per 1000 (99.5%), be of good appearance and be easy to handle and stack. The fine gold content of a gold bar is calculated by multiplying the gross weight of the bar (expressed in units of 0.025 troy ounces) by the fineness of the bar. A London Good Delivery Bar must also bear the stamp of one of the refiners identified on the London Good Delivery List.

Twice daily during London trading hours there is a fix which provides reference gold prices for that day’s trading. OTC market participants typically use the morning (A.M.) or afternoon (P.M.) London fix, as quoted by various financial information sources, to determine the price of a long-term contract or as a general basis for valuations. Formal participation in the London fix is traditionally limited to five members, each of which is a bullion dealer and a member of the LBMA. The chairmanship rotates annually among the five member firms. The morning session of the fix starts at 10:30 AM London time and the afternoon session starts at 3:00 PM London time, with each fix conducted over the telephone. The current members of the gold fixing are Bank of Nova Scotia—ScotiaMocatta, Barclays Bank plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale, collectively referred to as the London Gold Market Fixing Ltd.  Other market participants may participate in the trading on the fix only through one of the five gold fixing members by placing orders either directly with one of the five fixing members or other bullion dealers that will in turn communicate the orders to a fixing member. The chairman initiates the fixing by suggesting a “trying price”, which reflects the market prevailing market price at the open of the fix, based on the net interest. The fixing members relay the “trying price” to their dealing rooms, and the price of gold is adjusted up or down in the course of the fix until all buy and sell orders are matched, at which time the price is declared fixed and relayed to the market through various media.

London Market Regulation

Regulation of the London gold market’s participants, including the major participating members of the LBMA is the responsibility of the Financial Services Authority pursuant to the Financial Services and Markets Act 2000 (FSM Act). This law makes all UK based banks and investment firms, subject to certain fitness and properness, capital adequacy, liquidity, and systems and control requirements. Spot, commercial forwards, and deposits of gold not covered by the FSM Act is subject to The London Code of Conduct for Non-Investment Products, which was established by market participants in conjunction with the Bank of England.

DESCRIPTION OF GOLD DEPOSIT RECEIPTS

General

The Trust will issue Gold Deposit Receipts pursuant to the Depositary Trust Agreement described in this prospectus under the heading “Description of the Depositary Trust Agreement.”  After the initial offering, the Trust may issue additional Gold Deposit Receipts on a continuous basis.

The assets of the Trust consist of Gold Bullion, held through Bank of Montreal’s account with the Mint.  Gold Deposit Receipts will represent your individual and undivided beneficial ownership interest in the Gold Bullion.

Holders of Gold Deposit Receipts will not receive regular cash distributions.

Subject to certain exceptions described herein, Holders of Gold Deposit Receipts will have the option to exchange their Gold Deposit Receipts for Gold Bullion (to be delivered through an Authorized Participant or directly) subject to a withdrawal and delivery fee, or exchange their Gold Deposit Receipts for cash as described below.

The Trust is not a registered investment company under the Investment Company Act and is not required to register under the Act.

The Trust is an “emerging growth company” as defined in the JOBS Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

Trust Purchases of Gold Bullion

The Trust will use proceeds, less any sales fees, from the sale of the Gold Deposit Receipts to purchase Gold Bullion on a spot basis for the Trust from Bank of Montreal.  Bank of Montreal will set the purchase price at which it will offer Gold Bullion.  This price will be based on the U.S. dollar interbank spot price for gold at the time of the purchase and will be determined by Bank of Montreal in its sole and absolute discretion, taking into account the current market price for Bank of Montreal to process and source a specific quantity of Gold Bullion meeting the specifications, as applicable, described in this prospectus.

Bank of Montreal may earn revenues (or suffer losses) from the sale of Gold Bullion to the Trust.

The Trust will be required to transmit a purchase order request for Gold Bullion to Bank of Montreal no later than 4:00 PM (Toronto time, or after such other time as may be established by Bank of Montreal) on a Business Day in order for Bank of Montreal to execute the purchase order on that Business Day.  Any request received after such time will be deemed to be a request sent and received on the following Business Day.  The Settlement Date will be no later than the second Business Day following the date of execution of the purchase order.

Unless they contain a manifest error, all records relating to the Gold Bullion maintained by Bank of Montreal or its affiliates are final for all purposes and binding.  Bank of Montreal or its affiliates shall not be responsible for errors made in good faith, except in the case of its gross negligence or willful misconduct.

Bank of Montreal reserves the right to reject or to discontinue accepting orders for the Gold Bullion at any time without notice. Bank of Montreal may at any time prior to completion of a purchase of Gold Bullion, in its sole and absolute discretion and whether or not the purchase price has been paid, elect whether or not to proceed in whole or in part with the sale of the Gold Bullion.

If, for any reason, the Trust fails to settle a purchase order by the Settlement Date on which you receive your Gold Deposit Receipts, Bank of Montreal may, in its sole and absolute discretion, sell the purchased Gold Bullion, and this sale is deemed to be authorized by the Trust.

Custody of the Gold Bullion

Bank of Montreal has entered into a Gold Storage Agreement with the Mint.  Pursuant to the terms and conditions of this Gold Storage Account, the Mint is responsible for and bears the risk of loss of and damage to, Gold Bullion in Bank of Montreal’s account at the Mint and, in such an event, would be liable to Bank of Montreal, subject to certain limitations provided for in the Gold Storage Agreement.  The Gold Storage Agreement provides that the Mint’s obligation with respect to Gold Bullion shall terminate upon termination of the Gold Storage Agreement for convenience, termination of the Gold Storage Agreement for default, or expiration of the Gold Storage Agreement.  The Gold Storage Agreement between Bank of Montreal and the Mint does not create a relationship between the parties of principal and agent, partnership or joint venture.

The Trust will not be charged a custody fee with respect to holding the Trust’s Gold Bullion at Bank of Montreal’s custodial account.  Bank of Montreal has no intention of changing its policy with respect to custody fees in the foreseeable future unless it determines that it is necessary to do so (e.g., if the costs associated with operating the custodial account at the Mint increase dramatically).  However, for the avoidance of doubt, Bank of Montreal reserves the right to charge a custody fee and if Bank of Montreal were to charge a fee, this would affect the Trust’s expenses and the price of the Receipts.

Bank of Montreal reserves the right in its sole discretion to arrange for storage of the Gold Bullion in another storage facility in Canada that is an approved storage facility by the Investment Industry Regulatory Organization of Canada (IIROC).

In the unlikely event that Bank of Montreal determines that it is appropriate to impose a custody fee, it will notify the Trust and the Authorized Participants, who will notify holders, and will also make available such charges.

Purchases and Sales of Gold Deposit Receipts

Gold Deposit Receipts represent an interest in Gold Bullion.  An investment in the Receipts, and in Gold Bullion, may not be appropriate for all investors.  Purchases and sales of Gold Deposit Receipts will only be made through broker-dealers that are Authorized Participants.

In addition, you may only acquire, hold, trade and surrender whole Gold Deposit Receipts.

The Gold Deposit Receipts will not be listed or traded on any securities exchange.  You may present your Gold Deposit Receipts to an Authorized Participant for transfer or sale.

Under no circumstances may any purchase of the Gold Deposit Receipts be made with borrowed funds, whether advanced by the Authorized Participant or otherwise.  No margin purchases of the Gold Deposit Receipts will be accepted.

Redemptions of Gold Deposit Receipts for Gold Bullion; Sales for Cash

As a holder of Gold Deposit Receipts you should be prepared to hold the Receipts indefinitely.

You may, following the settlement date of a purchase of Gold Bullion, at any time and from time to time choose to redeem some or all of your Gold Deposit Receipts for physical gold or to sell for cash, subject to the terms and conditions described below.

Physical Delivery

At any time following the settlement date, a holder of Gold Deposit Receipts may direct an Authorized Participant to contact the Trust and arrange to redeem its Receipts for physical gold.  The Bank of Montreal will arrange with the Authorized Participant to have Gold Bullion physically delivered for your account through the Authorized Participant or direct, subject to a withdrawal and delivery fee (the “Withdrawal and Delivery Fee”), plus applicable taxes.  To initiate this process a holder of Gold Deposit Receipts would have to furnish the Authorized Participant with a delivery order in the required form.

The Trust will pass along to the redeeming holder the fees charged by Bank of Montreal in respect of physical delivery.  Bank of Montreal will charge a per ounce fee in respect of the supply, processing, withdrawal and delivery of a specific quantity of fully fabricated Gold Bullion.  Bank of Montreal will provide these fees for publication on the Trust’s website.  Bank of Montreal reserves the right to revise this fee.  If Bank of Montreal does so, it will notify the trustee and the Authorized Participants and will also make available such changes to the Fee Schedule published on the Trust’s website (which will be hosted by Bank of Montreal) for at least 30 days before the new Withdrawal and Delivery Fee goes into effect. You should check with the Authorized Participant to ascertain the fees prior to requesting delivery.

The Withdrawal and Delivery Fee must be paid by you, through the Authorized Participant, up front by wire transfer (or such other means as Bank of Montreal may approve).  Upon receiving payment in full up front, Bank of Montreal may engage a third party to supply and deliver Gold Bullion for your account.  Bank of Montreal will use its reasonable efforts to have Gold Bullion available for shipment to you or to the Authorized Participant no later than ten (10) Business Days after payment in full is received.  You or the Authorized Participant (as applicable) may be required to execute a delivery receipt evidencing that it has received the Gold Bullion (the “Delivery Receipt”).  Once your Gold Bullion has been delivered, neither the Trust, Bank of Montreal nor any of its affiliates will be under any obligation to repurchase that Gold Bullion.

Gold Bullion will be delivered only to addresses within the United States which are within a state specifically approved by Bank of Montreal for delivery (a “Delivery State”).  Bank of Montreal will maintain a list of the states that qualify as Delivery States and will provide same to the Authorized Participants from time to time.  Bank of Montreal at its sole discretion will make updates and changes to this Delivery State listing.  Bank of Montreal will be under no obligation to deliver Gold Bullion to a state not included on the “Delivery State” listing.

Taxes for which the Trust or Bank of Montreal may be held responsible for the collection or payment of on its own behalf or on behalf of the purchaser shall be the purchaser’s sole responsibility and shall be paid exclusively by the Gold Bullion purchaser. For these purposes, taxes means any and all sales, use, value added, excise tax or similar transaction taxes or duties, together with any penalties, fines or interest thereon, imposed by any domestic or foreign taxing authority on or with respect to the purchase, delivery or supply of gold bullion.

The obligation of the Trust or Bank of Montreal to deliver Gold Bullion is subject to applicable laws.  Neither the Trust nor Bank of Montreal shall be liable for any direct or indirect loss or damage incurred by you or the Authorized Participant arising or resulting from any delay in the delivery of Gold Bullion including delays due to failure by you or the Authorized Participant to provide a duly completed Delivery Order, failure by you or the Authorized Participant to remit the delivery charge in full, or any other reason.

Bank of Montreal shall not be responsible for the storage and safekeeping of any Gold Bullion delivered to you or the Authorized Participant in accordance with instructions contained in any Delivery Order, and Bank of Montreal’s undertaking to deliver Gold Bullion will be discharged upon the execution of the Delivery Receipt, and it shall have no liability for any loss or damage of Gold Bullion arising after delivery.

For the avoidance of doubt, Gold Bullion will not be delivered to you through the facilities of The Bank of New York Mellon or through the facilities of DTC or by the Authorized Participant, and will only be delivered to you at an address within a Delivery State.

Sale for Cash

A holder also may elect to sell its Gold Deposit Receipts for cash.  Under no circumstance may a purchaser of Gold Bullion sell his or her Gold Bullion for cash prior to the settlement date of the purchase.

A holder that elects to sell for cash must instruct an Authorized Participant to tender its Gold Deposit Receipts and withdraw and sell its proportionate interest in Gold Bullion for cash to Bank of Montreal through the facilities of the Trust, if Bank of Montreal chooses to purchase the Gold Bullion at that time.

Bank of Montreal currently intends to repurchase Gold Bullion upon the request of holders based on the market price of the Gold Bullion, but is under no obligation to do so, and may cease such repurchases at any time.  The Authorized Participant must transmit your sale order request no later than 4:00 PM (Toronto time, or after such other time as may hereafter be established by Bank of Montreal) on a Business Day in order for Bank of Montreal to execute the sale order on such Business Day.  Any request received after this time will be treated as a request sent and received on the following Business Day. The settlement date for the sale will be no later than the second Business Day following the date of execution of the sell order.

The offer price represents the price at which a client can purchase Gold Bullion from Bank of Montreal and is based on the U.S. dollar interbank spot price for gold at the time of purchase as determined by Bank of Montreal, acting in its sole and absolute discretion.  The offer price represents the price at which Bank of Montreal will sell Gold Bullion.

Withdrawal and sale of Gold Bullion back to Bank of Montreal can only be facilitated through the Authorized Participant. As a result, if you choose to withdraw and sell Gold Bullion for cash back to Bank of Montreal, you will be transacting at the price at which Bank of Montreal is prepared to buy back (i.e., the "bid") the Gold Bullion from you.  The difference between the "bid" and "offer" will change over the life of the Gold Deposit Receipts based on prevailing market conditions as determined by Bank of Montreal, acting in its sole and absolute discretion.

Calculations

All calculations and determinations relating to the spot price, daily offer price, or otherwise herein, will be made by Bank of Montreal and will, absent manifest error, be final and binding on holders of the Gold Deposit Receipts.  Bank of Montreal will not be responsible for its errors and omissions if made in good faith, except in the case of its gross negligence or willful misconduct.  Bank of Montreal will not retain an independent person to make or confirm calculations and determinations relating to the Gold Deposit Receipts.

Suspensions of Redemptions and/or Purchases

You should also be aware that, from time to time, this mechanism to redeem Gold Deposit Receipts and withdraw and sell Gold Bullion may be suspended for any reason without notice, including, but not limited to, if a market disruption event or a force majeure event occurs, thus effectively preventing you from redeeming Gold Deposit Receipts or selling Gold Bullion to Bank of Montreal.  Bank of Montreal will be under no obligation to repurchase Gold Bullion from you at any time.

For these purposes, a “market disruption event” means any of the following events, as determined by Bank of Montreal:  (A) the suspension of or material limitation on trading in gold, or futures contracts or options related to gold, on the Relevant Market (as defined below); (B) the failure of trading to commence, or permanent discontinuance of trading, in gold, or futures contracts or options related to gold, on the Relevant Market; (C) the failure of the London Gold Market Fixing Ltd. to calculate or publish the fix of gold for that day (or the information necessary for determining the fix); or (D) any other event, if Bank of Montreal determines in its sole discretion that the event materially interferes with the its ability to redeem the Gold Deposit Receipts, repurchase Gold Bullion, or determine the spot price.  For the purpose of determining whether a market disruption event has occurred: (A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular trading hours of the Relevant Market; and (B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.  “Relevant Market” means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of gold, or if such market is no longer the principal trading market for gold or options or futures contracts for gold, such other exchange or principal trading market for gold as determined by the calculation agent which serves as the source of prices for gold, and any principal exchanges where options or futures contracts on gold are traded.

“Force majeure” means any bona fide event beyond the control of Bank of Montreal (other than as a result of financial incapacity of Bank of Montreal) and not caused by an act or omission of Bank of Montreal, in the nature of any government act, restriction, act of God, fire, war, terrorism, earthquake, regulation or control, inability to obtain labor or materials, lack or shortage of Gold Bullion , inability to obtain Gold Bullion due to market demand or market shortage, flood, embargo, sabotage, explosion, bank failure, insurrection, civil commotion, riot, general internet or wireless communication or power failure, or labor shortage or dispute that, in any case, causes such party to be unable to fulfill or to be delayed or restricted in the fulfillment of any duty or obligation arising in connection with the offering of Gold Deposit Receipts.

Certificates Evidencing the Receipts

The Gold Deposit Receipts are evidenced by certificates executed and delivered by the trustee on behalf of the Trust.  DTC has accepted the Receipts for settlement through its book-entry settlement system. So long as the Receipts are eligible for DTC settlement, there will be only one certificate evidencing Gold Deposit Receipts that will be registered in the name of a nominee of DTC.  Investors will be able to own Gold Deposit Receipts only in the form of book-entry security entitlements with DTC, or direct participants (“DTC Participants”) or indirect participants (“Indirect Participants”) in DTC. No investor will be entitled to receive a separate certificate evidencing Gold Deposit Receipts. Because Gold Deposit Receipts can only be held in the form of book-entries through DTC and its participants, investors must rely on DTC, a DTC participant and any other financial intermediary through which they hold Gold Deposit Receipts to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about the procedures and requirements for securities held in DTC book-entry form.

Voting Rights

Gold Deposit Receipts do not have any voting rights. However, registered holders of at least 75% of the Gold Deposit Receipts have the right to require the trustee to terminate the Trust as described below.

Trust Expenses

Bank of Montreal will bear certain expenses of the Trust, including the following:

•	any expenses or liabilities of the Trust;
•	any taxes and other governmental charges that may fall on the Trust or its property;
•	expenses and costs of any action taken by the trustee to protect the Trust and the rights and interests of holders of Receipts; and
•	any indemnification of The Bank of New York Mellon.

THE SECURITIES DEPOSITORY; BOOK-ENTRY-ONLY SYSTEM; GLOBAL SECURITY

DTC acts as securities depository for the Gold Deposit Receipts. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions in such securities among the DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

Individual certificates will not be issued for the Gold Deposit Receipts. Instead, a global certificate will be signed by the trustee on behalf of the Trust, registered in the name of Cede & Co., as nominee for DTC, and deposited with the trustee on behalf of DTC. The global certificate will represent all of the Gold Deposit Receipts outstanding at any time.

Upon the settlement date of any transfer or exchange of Gold Deposit Receipts, DTC will credit or debit, on its book-entry registration and transfer system, the amount of the Gold Deposit Receipts so transferred or exchanged to the accounts of the appropriate DTC Participants. The trustee and the DTC Participants will designate the accounts to be credited/charged in the case of exchanges of Gold Deposit Receipts.

Beneficial ownership of the Gold Deposit Receipts will be limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Gold Deposit Receipts will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants), the records of DTC Participants (with respect to Indirect Participants, and the records of Indirect Participants (with respect to beneficial owners that are not DTC Participants or Indirect Participants). Beneficial owners are expected to receive from or through the DTC Participant a written confirmation relating to their purchase of the Gold Deposit Receipts.

Investors may transfer the Gold Deposit Receipts through DTC by instructing the DTC Participant or Indirect Participant through which the holders hold their Gold Deposit Receipts to transfer the Gold Deposit Receipts. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service for the Gold Deposit Receipts by giving notice to the trustee and the sponsor. Under such circumstances, the trustee and the sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, deliver separate certificates for Gold Deposit Receipts to the DTC Participants having Gold Deposit Receipts credited to their accounts.

The rights of the holders of Gold Deposit Receipts generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC.

The Depositary Trust Agreement provides that, as long as the Gold Deposit Receipts are represented by a global certificate registered in the name of DTC or its nominee, as described above, the trustee will be entitled to treat DTC as the holder of the Gold Deposit Receipts.

DESCRIPTION OF THE DEPOSITARY TRUST AGREEMENT

General.  The Depositary Trust Agreement, dated as of ________ __, 2014, among Bank of Montreal, The Bank of New York Mellon, as trustee, and the owners of the Gold Deposit Receipts (the “Depositary Trust Agreement”), provides that Gold Deposit Receipts will represent an owner’s undivided beneficial ownership interest in the Trust assets.

The trustee.  The Bank of New York Mellon will serve as trustee.  The Bank of New York Mellon, which was founded in 1784, was New York’s first bank and is the oldest bank in the country still operating under its original name.  The Bank is organized under the law of the State of New York authorized to conduct a banking business and a member of the Federal Reserve System.  The Bank conducts a national and international wholesale banking business and a retail banking business in the New York City, New Jersey and Connecticut areas, and provides a comprehensive range of corporate and personal trust, securities processing and investment services.

Termination of the Trust.  The Trust will terminate if the trustee resigns and no successor trustee is appointed by Bank of Montreal, as initial depositor, within 60 days from the date the trustee provides notice to Bank of Montreal, as initial depositor, of its intent to resign.  Upon termination, the beneficial owners of Gold Deposit Receipts will surrender their Gold Deposit Receipts as provided in the Depositary Trust Agreement, including payment of any fees of the trustee or applicable taxes or governmental charges due.  The Trust will terminate if 75% of the owners of outstanding Gold Deposit Receipts other than Bank of Montreal vote to dissolve and liquidate the Trust, if Bank of Montreal ceases to store Gold Bullion at the Mint and does not make alternative arrangements that it deems appropriate, or if the Trust fails to qualify for treatment, or ceases to be treated, for US federal income tax purposes, as a grantor trust.

If a termination event occurs, the trustee will distribute the Gold Bullion to you as promptly as practicable after the termination event occurs.

Amendment of the Depositary Trust Agreement.  The trustee and Bank of Montreal, as initial depositor, may amend any provisions of the Depositary Trust Agreement without the consent of any of the owners of the Gold Deposit Receipts.  Promptly after the execution of any amendment to the agreement, Bank of Montreal, as initial depositor, must furnish or cause to be furnished written notification of the substance of the amendment to each owner of Gold Deposit Receipts.

Any amendment that imposes or increases any fees or charges, subject to exceptions, or that otherwise prejudices any substantial existing right of the owners of Gold Deposit Receipts will not become effective until 30 days after notice of the amendment is given to the owners of Gold Deposit Receipts.

Custody fees.  The Bank of New York Mellon, as trustee and as custodian, will charge a custody fee, which will be borne by Bank of Montreal.

Address of the trustee.  The Bank of New York Mellon, Corporate Trust Department, 101 Barclay Street Floor, 7 East, New York, New York 10286.

Governing law.  The Depositary Trust Agreement and Gold Deposit Receipts will be governed by the laws of the State of New York.  The trustee will provide the Depositary Trust Agreement to any owner designated by DTC free of charge upon written request.

Duties and immunities of the trustee.  The trustee will assume no responsibility or liability for, and makes no representations as to, the validity or sufficiency, or as to the accuracy of the recitals, if any, set forth, in the Gold Deposit Receipts, the Registration Statement or the Depositary Trust Agreement.

The trustee is neither a fiduciary nor an agent of the holders or owners of the Gold Deposit Receipts and shall not owe any holder or owner any duty, whether of trust or fiduciary. The trustee undertakes to perform only those duties as are specifically set forth in the Depositary Trust Agreement.  Subject to the preceding sentence and the Depositary Trust Agreement, the trustee will be liable for its own gross negligence or willful misconduct except for good faith errors in judgment so long as the trustee was not negligent in ascertaining the relevant facts.

Neither the Trust nor the trustee shall be liable for any fees, expenses, damages, penalties or other liabilities, except for, in the case of the trustee, its own gross negligence or willful misconduct.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following description is a general summary of certain U.S. federal income tax considerations applicable to an investment in the Gold Deposit Receipts, which represent an investment in Gold Bullion.  The Trust intends to be treated as a “grantor trust” for U.S. federal income tax purposes, and, as such, investors in Gold Deposit Receipts generally will be treated as if they directly owned a pro rata share of the underlying Gold Bullion.  This discussion therefore describes the tax consequences applicable to holding the Gold Bullion.

This summary applies to an investor only if such investor holds the Gold Bullion as a capital asset for U.S. federal income tax purposes. This summary does not purport to be a complete description of the tax considerations applicable to such an investment. For example, this summary does not describe any tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, including a dealer in commodities, a trader in commodities, a bank, a life insurance company, a tax-exempt organization, a subchapter S corporation, a regulated investment company, a real estate investment trust, investors that hold Gold Deposit Receipts as part of a hedge, investors liable for alternative minimum tax, investors that hold the Gold Deposit Receipts in tax-deferred or tax-advantaged accounts, or investors whose functional currency for tax purposes is not the U.S. dollar. Moreover, this summary does not take into account state, local or foreign tax considerations which may be applicable to an investor.  Investors may be subject to various state and local taxes, including income, estate, inheritance, property, sales, use, excise or transfer taxes and should consult their own tax advisors regarding their particular circumstances.  The purchase of Gold Deposit Receipts as an investment for a tax-deferred or tax-advantaged account may, in certain circumstances, be treated as a taxable distribution from the account to the owner of the account of an amount equal to the cost of acquiring the collectible.  Investors should consult their own tax advisors regarding these rules.

The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.

Because the Trust intends to be treated as a “grantor trust” for U.S. federal income tax purposes, the Trust itself will not pay U.S. federal income tax.  Instead, the Trust’s income and expenses “flow through” to the investors, and the trustee will report the Trust’s income, gains, losses and deductions to the Internal Revenue Service on that basis.

The following discussion only applies to an investor that is a beneficial owner of Gold Deposit Receipts and that is (i) a citizen or resident of the United States or (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia. An investor that is not a United States individual or corporate taxpayer should consult its own tax advisor regarding the tax considerations applicable to an investment in Gold Deposit Receipts.

Capital gains recognized by a United States individual taxpayer from the sale of Gold Deposit Receipts held for more than one year are taxed at a maximum U.S. federal income tax rate of 28%, rather than the lower maximum rate applicable to most other long-term capital gains.  The tax rates for capital gains recognized by a United States individual taxpayer upon the sale of Gold Bullion held for one year or less are generally the same as those at which ordinary income is taxed.  Capital gains of United States corporate taxpayers are taxed at the regular corporate rates, irrespective of the holding period for the Gold Deposit Receipts.

The receipt of Gold Bullion through physical delivery generally should not be a taxable event to a United States individual or corporate taxpayer.

The tax basis for the Gold Bullion received in an exchange generally should be the same as the investor’s tax basis for the portion of its pro rata share of the Gold Bullion held in the Trust immediately prior to the exchanged that is attributable to the Gold Deposit Receipts exchanged.  The holding period with respect to the Gold Bullion should include the period during which the investor held the Gold Deposit Receipts exchanged.  A subsequent sale of the Gold Bullion received by the investor will be a taxable event.

A United States individual taxpayer is generally subject to a 3.8% Medicare tax on the lesser of (1) the taxpayer’s “net investment income” for the relevant taxable year and (2) the excess of the taxpayer’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States individual taxpayer’s net investment income generally includes its net gains from the disposition of property, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States individual taxpayers are urged to consult their own tax advisors regarding the applicability of this tax to their income and gains in respect of investing in Gold Bullion.

Commissions paid to Bank of Montreal, as well as the Transaction Fees paid in connection with any purchase or sale of Gold Deposit Receipts, will be added to the purchase price and included in tax basis or, in the case of selling expenses, subtracted from the amount realized on a sale.

Fees associated with Gold Bullion Services (including the Withdrawal and Delivery Fee) will generally be classified as “miscellaneous itemized deductions,” which are deductible by a United States individual taxpayer only to the extent such deductions exceed two percent of the United States individual taxpayer’s adjusted gross income.  In addition, such deductions may be subject to phase-outs and other limitations.  Moreover, miscellaneous itemized deductions are not deductible by a United States individual taxpayer in calculating its alternative minimum tax liability.

In general, backup withholding may apply in respect of amounts paid to an investor, unless such investor provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules.  In addition, account information (including Internal Revenue Service Form 1099-B) will be reported with the Internal Revenue Service to the extent required by applicable law.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against an investor’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their United States federal income tax return.  You are urged to consult your own tax advisor regarding such requirements with respect to investing in Gold Deposit Receipts.

The foregoing is a summary only.  You should consult with your own tax advisor regarding the U.S. federal income tax consequences and the consequences under any other taxing jurisdiction of investing in Gold Deposit Receipts.

ERISA CONSIDERATIONS

Any fiduciary of a Plan (as defined below) which proposes to have such Plan acquire Gold Deposit Receipts should consult with its counsel with respect to the potential applicability of ERISA and the Internal Revenue Code to this investment and whether any exemption would be applicable and determine on its own whether all conditions have been satisfied.  The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) and on those persons who are fiduciaries with respect to ERISA Plans. Each fiduciary of an ERISA Plan should also consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Gold Deposit Receipts. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

Section 406 of ERISA and Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which are among the ERISA and Code fiduciary provisions governing plans, prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if any Gold Deposit Receipts are acquired by a Plan with respect to which any of the Bank of Montreal, the Trust, the trustee, or any of their respective affiliates are a party in interest or a disqualified person.  A violation of these prohibited transaction rules could result in excise taxes or other liabilities under ERISA and/or Section 4975 for such persons.

Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire Gold Deposit Receipts and the circumstances under which such decision is made.  Those exemptions include but may not be limited to prohibited transaction exemption (“PTCE”) 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

In addition, there are statutory exemptions that may apply to the purchase or sale of Gold Deposit Receipts.  Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide statutory exceptive relief for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”). The Service Provider Exemption is generally applicable for certain otherwise-prohibited transactions, such as sales between a Plan and a person or entity that is a party in interest or disqualified person with respect to such Plan solely by reason of providing services to the Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Plan involved in the transaction), provided, that there is “adequate consideration” for the transaction. Additionally, Section 408(b)(8) of ERISA and Section 4975(d)(8) of the Code exempt certain transactions between a plan and a common or collective investment fund of a bank if the bank receives no more than reasonable compensation and other requirements are met.

There can be no assurance that any exemption will be available with respect to any particular transaction involving the Gold Deposit Receipts, or that, if an exemption is available, it will cover all aspects of any particular transaction.

Section 408(m) of the Code provides that the purchase of a “collectible” as an investment for an IRA, or for a participant-directed account maintained under any plan that is tax-qualified under section 401(a) of the Code, is treated as a taxable distribution from the account to the owner of the IRA, or to the participant for whom the plan account is maintained, of an amount equal to the cost to the account of acquiring the collectible. Therefore, anyone purchasing Gold Deposit Receipts on behalf of an IRA or a participant-directed plan that is tax-qualified under Section 401(a) of the Code must consider whether such purchase would constitute the acquisition of a collectible to the extent provided under section 408(m) of the Code.

Governmental plans and certain church and other U.S. plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state or other federal laws that are substantially similar to ERISA and the Code (“Similar Laws”). Fiduciaries of any such plans should consult with their counsel before purchasing any Gold Deposit Receipts.

Because the Bank of Montreal, the Trust, the trustee, or any of their respective affiliates may be considered a party in interest with respect to many Plans, the Gold Deposit Receipts may not be purchased, held or disposed of by any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, or such purchase, holding or disposition is otherwise not prohibited. Accordingly, by its purchase of any Gold Deposit Receipts (or any interest in Gold Deposit Receipts), each purchaser (whether in the case of the initial purchase or in the case of a subsequent transferee) will be deemed to have represented and agreed that either (i) it is not and for so long as it holds Gold Deposit Receipts (or any interest therein) will not be a Plan, or a governmental or other employee benefit plan which is subject to any Similar Laws, or (ii) its purchase and holding of the Gold Deposit Receipts will not constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or, in the case of such a governmental or other employee benefit plan, any Similar Laws, for which an exemption is not available.

In addition, any purchaser, that is a Plan or that is acquiring Gold Deposit Receipts on behalf of a Plan, including any fiduciary purchasing on behalf of a Plan, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of Gold Deposit Receipts that (a) none of the Bank of Montreal, the Trust, the trustee, or any of their respective affiliates (the “Affiliated Parties”) is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any Similar Laws) with respect to the acquisition, holding or disposition of Gold Deposit Receipts, or as a result of any exercise by us or our affiliates of any rights in connection with Gold Deposit Receipts, (b) no advice provided by any of the Affiliated Parties has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with Gold Deposit Receipts and the transactions contemplated with respect to Gold Deposit Receipts, and (c) such purchaser recognizes and agrees that any communication from any of the Affiliated Parties to the purchaser with respect to Gold Deposit Receipts is not intended by the Affiliated Parties to be impartial investment advice and is rendered in its capacity as a seller of such Gold Deposit Receipts and not a fiduciary to such purchaser.

The foregoing discussion is general in nature and not intended to be all-inclusive. Any Plan fiduciary who proposes to cause a Plan to purchase any Gold Deposit Receipts should consult with its counsel and other advisers regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA.

The sale of Gold Deposit Receipts to a Plan is in no respect a representation by the Bank of Montreal, the Trust, the trustee, or any of their respective affiliates that such an investment meets all relevant requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

In accordance with the Depositary Trust Agreement, the Trust will issue to BMO Capital Markets Corp., and BMO Capital Markets Corp. will deposit on behalf of Bank of Montreal an interest in the Gold Bullion to receive the Gold Deposit Receipts.

BMO Capital Markets Corp. proposes to offer the Gold Deposit Receipts at the initial public offering price set forth on the cover page of this prospectus, which includes sales fee not to exceed 2%.  We expect the Trust to deliver the initial distribution of Gold Deposit Receipts against deposit of Gold Bullion in New York, New York, on _____ __, 2014.  After the initial public offering, the public offering price will change.  The Trust will continue to issue Gold Deposit Receipts as described herein.

BMO Capital Markets Corp. will enter into distribution agreements with third parties, referred to as Authorized Participants, which will make purchases and sales of Gold Deposit Receipts.  An Authorized Participant will be a registered broker-dealer, a registered investment adviser, or a bank or trust company regulated by the Office of the Comptroller of the Currency and/or one or more state banking regulators that is a DTC Participant.  Purchases and sales of Gold Deposit Receipts may be made only through an Authorized Participant.  Authorized Participants may make a market in the Gold Deposit Receipts.  However, no Authorized Participant is obligated to do so, and any of them may stop doing so at any time without notice.  A holder of a Gold Deposit Receipts may only redeem a Gold Deposit Receipt for Gold Bullion or sell for cash through an Authorized Participant.  An Authorized Participant may charge commissions in respect of purchases and sales of Gold Deposit Receipts.

BMO Capital Markets Corp. may use this prospectus, as updated from time to time, in connection with offers and sales related to market-making transactions in the Gold Deposit Receipts.  BMO Capital Markets Corp. may act as principal or agent in these transactions.  Market-making sales will be made at prices related to prevailing market prices at the time of sale.

Each of Bank of Montreal and BMO Capital Markets Corp. has agreed to indemnify the trustee against civil liabilities related to acts performed or not performed by the trustee in accordance with the Depositary Trust Agreement or periodic reports filed or not filed with the SEC with respect to the Gold Deposit Receipts.  Should a court determine not to enforce the indemnification provision, Bank of Montreal and BMO Capital Markets Corp. also agree to contribute to payments the trustee may be required to make with respect to these liabilities.

LEGAL MATTERS

Legal matters, including the validity of the Gold Deposit Receipts, will be passed upon for Bank of Montreal, the initial depositor and the underwriters, by Morrison & Foerster LLP, New York, New York.  Morrison & Foerster LLP, as special U.S. tax counsel to the Trust, also will render an opinion regarding the material federal income tax consequences relating to the Gold Deposit Receipts.

WHERE YOU CAN FIND MORE INFORMATION

Bank of Montreal, as initial depositor of Vaulted Gold Bullion Trust, has filed a registration statement on Form S-1 with the SEC covering the Gold Deposit Receipts.  While this prospectus is a part of the registration statement, it does not contain all the exhibits filed as part of the registration statement.  You should consider reviewing the full text of those exhibits.

The registration statement is available over the Internet at the SEC’s web site at http://www.sec.gov.  Bank of Montreal will not file any reports pursuant to the Exchange Act.  The Trust will file modified reports pursuant to the Exchange Act.

[     ] Gold Deposit Receipts
Vaulted Gold Bullion Trust

P R O S P E C T U S

BMO Capital Markets

____________, 2014

Until __________, 2014 (25 days after the date of this prospectus), all dealers effecting transactions in the offered Gold Deposit Receipts, whether or not participating in this distribution, may be required to deliver a prospectus.  This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as set forth below.  Except for the registration fee payable to the Securities and Exchange Commission, all such expenses are estimated:

Securities and Exchange Commission registration fee	$	________
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Depositary fees
Miscellaneous expenses
_________
Total	$

Item 14.	Indemnification of Directors and Officers.

Under the Bank Act, a bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of the Act, including their fiduciary duties imposed under the Act.  However, a bank may indemnify a director or officer, a former director or officer or a person who acts or acted, at the bank’s request, as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association and may advance funds to him or her for the costs, charges or expenses of such a proceeding, provided however, that a bank may not indemnify such a person unless:

(1)
that person acted honestly and in good faith with a view to the best interests of, as the case may be, the bank or the other entity for which he or she acted at the bank’s request as a director or officer or in a similar capacity; and

(2)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

Under the Bank Act, these individuals are entitled to be indemnified by the bank in respect of all costs, charges and expenses reasonably incurred by them in connection with the defense of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of an association referred to above with the bank or other entity if the person was not judged by the courts or other competent authority to have committed any fault or omitted to do anything that they ought to have done and fulfilled the conditions set out in (1) and (2) above.  A bank may, with the approval of a court, also indemnify these individuals in respect of, or advance amounts to him or her for the costs, charges and expenses of, a proceeding referred to above, in respect of an action by or on behalf of the bank or other entity to procure a judgment in its favor, to which the person is made a party because of an association referred to above with the bank or other entity, if he or she fulfills the conditions set out in (1) and (2) above.

The Bank’s by-laws provide that the Bank shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and such person’s heirs and personal representatives, to the maximum extent permitted by the Bank Act.

The Bank has purchased, at its expense, a Directors’ and Officers’ Liability Insurance Policy that provides protection for individual directors and officers of Bank of Montreal and its subsidiaries in circumstances where Bank of Montreal cannot or will not indemnify its directors or officers for acts and omissions.  The Insurance Policy provides for a limit of $300 million per policy year with no deductible.  The policy is in effect until September 30, 2014.

Insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers or persons controlling the Bank pursuant to the foregoing provisions, the Bank has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

None.

Item 16.  Exhibits.

See Exhibit Index.

Item 17.  Undertakings.

(a)       The registrant hereby undertakes:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(2)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 per cent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(ii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(A)
Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by each of the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)
Paragraphs (a)(1)(i), (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by each of the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b)9 that is part of the registration statement.

(C)
Provided, further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100 (c) of Regulation AB.

(3)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(4)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)	That, for the purpose of determining liability under the Securities to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance or Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of an included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability proposes of the issuer and any person that is at that date an underwriter such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchase with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale to such first use, superseded or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, on __________________, 2014.

BANK OF MONTREAL

By:
Cathryn E. Cranston
Senior Vice President
Finance & Treasurer

By:
Thomas E. Flynn
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints each of Cathryn E. Cranston, Senior Vice President, Finance and Treasurer, and Thomas E. Flynn, Chief Financial Officer, with full power to act without the other, his true and lawful attorneys-in-fact and agents with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on __________________, 2014.

Signature Name	Title	Date

	President and	____________, 2014
William A. Downe	Chief Executive Officer, Director

Thomas E. Flynn	Chief Financial Officer*	____________, 2014

J. Robert S. Prichard	Chairman of The Board	____________, 2014

Robert M. Astley	Director	____________, 2014

Jan Babiak	Director	____________, 2014

Sophie Brochu	Director	____________, 2014

George A. Cope	Director	____________, 2014

Christine A. Edwards	Director	____________, 2014

Ronald H. Farmer	Director	____________, 2014

Eric R. LaFlèche	Director	____________, 2014

Bruce H. Mitchell	Director	____________, 2014

Philip S. Orsino	Director	____________, 2014

Martha C. Piper	Director	____________, 2014

Don M. Wilson, III	Director	____________, 2014

_______________

*  Principal accounting officer.

INDEX TO EXHIBITS

Exhibits

*4.1
Standard Terms for Depositary Trust Agreements between Bank of Montreal and The Bank of New York Mellon, as Trustee dated as of __________ ___, 2014, and included as exhibits thereto, form of Depositary Trust Agreement and form of Gold Deposit Receipts

*5.1	Opinion of Morrison & Foerster LLP regarding the validity of the Gold Deposit Receipts

*8.1	Opinion of Morrison & Foerster LLP, as special U.S. tax counsel regarding the material federal income tax consequences

24.1	Power of Attorney (included in Part II of Registration Statement)

* To be filed by amendment.